REDIFF.COM PUBLISHES ITS UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 2006 AND ITS STATEMENTS OF EARNINGS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006

In compliance with the NASDAQ Rule 4350(b)(4), which requires that each foreign private issuer with securities listed on the NASDAQ distribute interim financial information within six months following the end of such foreign private issuer's second fiscal quarter, Rediff.com India Limited hereby publishes its unaudited consolidated balance sheet as of September 30, 2006 and its unaudited consolidated statement of income for the six months ended September 30, 2006. It should be noted that the financial statements set forth in this press release are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the financial statements set forth below.

REDIFF.COM INDIA LIMITED

CONSOLIDATED BALANCE SHEETS

As of March 31, 2006 and September 30, 2006

(All figures in US$ million)

	As of March 31, 2006	As of September 30, 2006

	(Audited)	(Unaudited)
Assets Current Assets Cash and cash equivalents	53.09	51.44
Trade accounts receivables – net	5.38	7.60
Prepaid expenses and other current assets	1.66	2.29
Recoverable income taxes	0.52	0.99
Total current assets	60.65	62.32
Property, plant and equipment – net	5.53	6.35
Goodwill – net	7.32	7.32
Other assets	0.61	0.74
Total assets	74.11	76.73

Liabilities and shareholders' equity Current liabilities Accounts payable and accrued liabilities	5.69	6.29
Customer advances and unearned revenues	1.55	1.43
Total current liabilities	7.24	7.72
Other liabilities	0.00	0.00
Total Liabilities	7.24	7.72
Commitments and contingencies	—	—
Shareholders' equity Equity shares: Issued and outstanding	1.73	1.73
Additional paid in capital	122.23	122.59
Other comprehensive loss	(2.48)	(4.18)
Deferred compensation expense	-	-
Accumulated deficit	(54.61)	(51.13)
Total shareholders' equity	66.87	69.01
Total liabilities and shareholders' equity	74.11	76.73

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

For each of the half years ended September 30, 2005 and 2006

(All figures in US$ million)

	Half year ended September 30,
	2005	2006
	(Unaudited)	(Unaudited)
Operating Revenues India Online	5.44	8.77
US Publishing	3.12	3.67
Total revenues	8.56	12.44
Cost of Revenues India Online	0.91	1.03
US Publishing	1.72	1.55
Total cost of revenues	2.63	2.58
Gross profit	5.93	9.86
Operating Expenses Sales and marketing	1.54	2.68
Product development	1.16	1.72
General and administrative	3.10	4.54
Total operating expenses	5.80	8.94
Operating Profit	0.13	0.92
Other income (expense), net	0.23	2.59
Profit from continuing operations before income taxes	0.36	3.51
Income tax expense	0.00	0.03
Profit from continuing operations	0.36	3.48
Loss from discontinued operations	-	0.00
Net Income	0.36	3.48

About Rediff.com India Limited (“Rediff.com”):

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.

Safe Harbor:

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements.” These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

For further details contact:

Debabrata Saha

Investor Relations and Corporate Affairs Contact

Rediff.com India Limited

Email: investor@rediff.co.in

Tel.: +91-22-2444-9144 Extn.: 116

Fax.: +91-22-2444-6837